FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of August 2009.

Total number of pages: 44

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009 (Unaudited) (FROM APRIL 1, 2009 TO JUNE 30, 2009) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2009 (Unaudited)
(FROM APRIL 1, 2009 TO JUNE 30, 2009)
CONSOLIDATED
Released on August 31, 2009

NIDEC CORPORATION

338 Kuzetonoshiro-cho,
Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS
ENDED JUNE 30, 2009
(Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

			U.S. dollars
	Yen in millions		in thousands
	(except per share amounts)
	For the three months ended June 30

	2008	2009	2009

Net sales	¥174,947	¥123,648	$1,287,866
Operating income	18,392	10,177	105,999
Income from continuing operations before income taxes	23,083	8,632	89,907
Income from continuing operations attributable to Nidec Corporation	15,054	5,819	60,608
Income from discontinued operations attributable to Nidec Corporation	55	—	—
Net income attributable to Nidec Corporation	¥15,109	¥5,819	$60,608
Per share data
Earning per share — basic
Income from continuing operations attributable to Nidec Corporation	¥103.86	¥41.78	$0.44
Income from discontinued operations attributable to Nidec Corporation	0.38	—	—
Net income attributable to Nidec Corporation	104.24	41.78	0.44
Earning per share — diluted
Income from continuing operations attributable to Nidec Corporation	100.91	41.78	0.44
Income from discontinued operations attributable to Nidec Corporation	0.36	—	—
Net income attributable to Nidec Corporation	¥101.27	¥41.78	$0.44

CONSOLIDATED BALANCE SHEETS

			U.S. dollars
	Yen in millions		in thousands
	2009
	March 31	June 30	June 30

Current assets	¥402,016	¥358,003	$3,728,809
Investments	14,893	17,979	187,262
Property, plant, equipment and others	285,975	285,917	2,977,992

Total assets	702,884	661,899	6,894,063

Current liabilities	317,743	273,675	2,850,484
Long-term liabilities	27,454	28,218	293,907

Total liabilities	345,197	301,893	3,144,391

Total Nidec Corporation shareholders’ equity	297,148	301,394	3,139,194
Noncontrolling interests	60,539	58,612	610,478

Total liabilities and equity	¥702,884	¥661,899	$6,894,063

CONSOLIDATED STATEMENTS OF CASH FLOWS

			U.S. dollars
	Yen in millions		in thousands
	For the three months
	ended June 30
	2008	2009	2009
Net cash provided by operating activities	¥17,506	¥26,730	$278,409
Net cash used in investing activities	(12,601)	(8,086)	(84,221)
Net cash provided by (used in) financing activities.	6,981	(58,405)	(608,322)
Effect of exchange rate changes on cash and cash equivalents	4,070	(1,200)	(12,499)

Net increase (decrease) in cash and cash equivalents	15,956	(40,961)	(426,633)
Cash and cash equivalents at beginning of period	100,809	200,966	2,093,178

Cash and cash equivalents at end of period	¥116,765	¥160,005	$1,666,545

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations.

As used in this document, references to “we,” ”our”, “us” and “Nidec Group” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “Japanese yen”, “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008 (Unaudited)

As of December 31, 2008, we discontinued our optical pickup unit, or OPU, business which had been included within “electronic and optical components”. All prior period OPU amounts have been reclassified to discontinued operations pursuant to the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets” to enable comparisons between the relevant amounts for the three months ended June 30, 2008 and 2009.

Net Sales

	(Yen in millions)
	For the three months
	ended June 30
	2008	2009	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥49,827	¥45,152	¥(4,675)	(9.4)%
Other small precision brushless DC motors	21,109	15,914	(5,195)	(24.6)
Brushless DC fans	10,550	7,337	(3,213)	(30.5)
Other small precision motors	6,189	3,869	(2,320)	(37.5)

Sub-total	87,675	72,272	(15,403)	(17.6)
Mid-size motors	25,620	15,704	(9,916)	(38.7)
Machinery	18,735	7,761	(10,974)	(58.6)
Electronic and optical components	35,400	22,306	(13,094)	(37.0)
Others	7,517	5,605	(1,912)	(25.4)

Consolidated total	¥174,947	¥123,648	¥(51,299)	(29.3)%

Our net sales decreased ¥51,299 million, or 29.3%, from ¥174,947 million for the three months ended June 30, 2008 to ¥123,648 million for the three months ended June 30, 2009. This decrease was mainly due to the world-wide economic slowdown that resulted in a decrease in demand for our products and the effect of the Japanese yen appreciating against the U.S. dollar.

(Small precision motors)

Net sales of small precision motors decreased ¥15,403 million, or 17.6%, from ¥87,675 million for the three months ended June 30, 2008 to ¥72,272 million for the three months ended June 30, 2009. Net sales of each product group included in the “small precision motors” are as shown below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥4,675 million, or 9.4%, from ¥49,827 million for the three months ended June 30, 2008 to ¥45,152 million for the three months ended June 30, 2009. This decrease was primarily due to a 9% decrease in the average unit price of our spindle motors for HDDs and the effect of a 7% appreciation in the average exchange rate of the Japanese yen against the U.S. dollar. The decrease, however, was partially offset by a 7% increase in unit shipments of the spindle motors for the three months ended June 30, 2009 compared to the three months ended June 30, 2008. Unit shipments of our spindle motors for 2.5-inch HDDs increased 24%, and unit shipments of our spindle motors for 3.5-inch HDDs decreased 5%, for the three months ended June 30, 2009 compared to the three months ended June 30, 2008. Net sales of hard disk drives spindle motors accounted for 28.5% of total net sales for the three months ended June 30, 2008 and 36.5% of total net sales for the three months ended June 30, 2009.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥5,195 million, or 24.6%, from ¥21,109 million for the three months ended June 30, 2008 to ¥15,914 million for the three months ended June 30, 2009. This decrease was mainly due to decreases in sales of motors for optical disk drives by the Nidec Servo and Nidec Sankyo groups. Net sales of other small precision brushless DC motors accounted for 12.1% of total net sales for the three months ended June 30, 2008 and 12.9% of total net sales for the three months ended June 30, 2009.

Brushless DC fans

Net sales of brushless DC fans decreased ¥3,213 million, or 30.5%, from ¥10,550 million for the three months ended June 30, 2008 to ¥7,337 million for the three months ended June 30, 2009. This decrease was mainly due to a decrease in our customers’ demand resulting from the world-wide economic slowdown. Net sales of brushless DC fans accounted for 6.0% of total net sales for the three months ended June 30, 2008 and 5.9% of total net sales for the three months ended June 30, 2009.

Other small precision motors

Net sales of other small precision motors decreased ¥2,320 million, or 37.5%, from ¥6,189 million for the three months ended June 30, 2008 to ¥3,869 million for the three months ended June 30, 2009. This decrease was mainly due to decreases in sales by the Nidec Brilliant and Nidec Servo groups resulting from the world-wide economic slowdown. Net sales of other small precision motors accounted for 3.5% of total net sales for the three months ended June 30, 2008 and 3.1% of total net sales for the three months ended June 30, 2009.

(Mid-size motors)

Net sales of mid-size motors decreased ¥9,916 million, or 38.7%, from ¥25,620 million for the three months ended June 30, 2008 to ¥15,704 million for the three months ended June 30, 2009, mainly due to decreases in sales of all of our mid-size motors, including those for automobile, home appliances and industrial use. In particular, sales of mid-size motors for automobiles decreased more than 40% compared to the three months ended June 30, 2008, primarily due to a decrease in unit shipments resulting from the world-wide economic slowdown and the appreciation of the Japanese yen against the Euro. Net sales of mid-size motors accounted for 14.6% of our total net sales for the three months ended June 30, 2008 and 12.7% of total net sales for the three months ended June 30, 2009.

(Machinery)

Net sales of machinery decreased ¥10,974 million, or 58.6%, from ¥18,735 million for the three months ended June 30, 2008 to ¥7,761 million for the three months ended June 30, 2009. This was mainly due to decreases in sales by the Nidec Sankyo, Nidec-Read, Nidec Copal, Nidec Tosok and Nidec-Shimpo groups, in each case with decreases exceeding ¥1,000 million. In particular, mainly due to a decrease in sales of liquid crystal display, or “LCD”, panel handling robots, the Nidec Sankyo group’s sales for the three months ended June 30, 2009 decreased ¥3,928 million compared to the three months ended June 30, 2008. Net sales of machinery accounted for 10.7% of our total net sales for the three months ended June 30, 2008 and 6.3% of total net sales for the three months ended June 30, 2009.

(Electronic and optical components)

Net sales of electronic and optical components decreased ¥13,094 million, or 37.0%, from ¥35,400 million for the three months ended June 30, 2008 to ¥22,306 million for the three months ended June 30, 2009. This decrease was mainly due to decreases in sales of engineering plastics and plastics for lens by Nidec Sankyo’s subsidiaries, sales of switches by the Nidec Copal Electronics group and sales of shutters for digital cameras and mobile phones by the Nidec Copal group. Net sales of electronic and optical components accounted for 20.3% of our total net sales for the three months ended June 30, 2008 and 18.1% of total net sales for the three months ended June 30, 2009.

(Others)

Net sales of other products decreased ¥1,912 million, or 25.4%, from ¥7,517 million for the three months ended June 30, 2008 to ¥5,605 million for the three months ended June 30, 2009. This decrease was mainly due to decreases in sales of automobile parts by the Nidec Tosok group and sales of pivot assemblies by Nidec Singapore. Net sales of other products accounted for 4.3% of total net sales for the three months ended June 30, 2008 and 4.5% of total net sales for the three months ended June 30, 2009.

Cost of products sold

Our cost of products sold decreased ¥39,610 million, or 29.1%, from ¥136,005 million for the three months ended June 30, 2008 to ¥96,395 million for the three months ended June 30, 2009. This decrease was primarily due to a decrease in sales.

As a percentage of net sales, our cost of products sold increased from 77.7% for the three months ended June 30, 2008 to 78.0% for the three months ended June 30, 2009.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased ¥1,763 million, or 13.3%, from ¥13,215 million for the three months ended June 30, 2008 to ¥11,452 million for the three months ended June 30, 2009. This decrease was due mainly to a decrease in personnel expenses primarily related to a temporary reduction of employee salaries in Japan.

As a percentage of net sales, our selling, general and administrative expenses increased from 7.6% for the three months ended June 30, 2008 to 9.3% for the three months ended June 30, 2009.

Research and development expenses

Our research and development expenses decreased ¥1,711 million, or 23.3%, from ¥7,335 million for the three months ended June 30, 2008 to ¥5,624 million for the three months ended June 30, 2009. This decrease was primarily due to cost reduction efforts, offset by an increase in research and development expenses relating to mid-size motors for automobiles in response to increased orders for our new products for electric vehicles (“EV”) and hybrid electric vehicles (“HEV”).

As a percentage of net sales, our research and development expenses increased from 4.2% for the three months ended June 30, 2008 to 4.5% for the three months ended June 30, 2009.

Operating income

As a result of the foregoing, our operating income decreased ¥8,215 million, or 44.7%, from ¥18,392 million for the three months ended June 30, 2008 to ¥10,177 million for the three months ended June 30, 2009.

As a percentage of net sales, our operating income decreased from 10.5% for the three months ended June 30, 2008 to 8.2% for the three months ended June 30, 2009.

Other income (expense)

We incurred other expenses of ¥1,545 million for the three months ended June 30, 2009, compared to other income of ¥4,691 million for the three months ended June 30, 2008. This decrease was mainly due to a foreign exchange loss of ¥1,051 million for the three months ended June 30, 2009, as compared to a foreign exchange gain of ¥4,794 million for the three months ended June 30, 2008. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

The Japanese yen to U.S. dollar exchange rates were ¥100.19 to the U.S. dollar as of March 31, 2008 and ¥106.42 to the U.S. dollar as of June 30, 2008. The Japanese yen appreciated against the U.S. dollar to ¥98.23 to the U.S. dollar as of March 31, 2009 and ¥96.01 to the U.S. dollar as of June 30, 2009.

Income from continuing operations before income taxes

As a result of the foregoing, our income from continuing operations before income taxes decreased ¥14,451 million, or 62.6%, from ¥23,083 million for the three months ended June 30, 2008 to ¥8,632 million for the three months ended June 30, 2009.

As a percentage of net sales, our income from continuing operations before income taxes decreased from 13.2% for the three months ended June 30, 2008 to 7.0% for the three months ended June 30, 2009.

Income taxes

Our income taxes decreased ¥3,431 million, or 58.2%, from ¥5,891 million for the three months ended June 30, 2008 to ¥2,460 million for the three months ended June 30, 2009. This decrease was primarily due to the decreased income from continuing operations before income taxes despite an increase in the estimated effective income tax rate for the three months ended June 30, 2009.

The estimated effective income tax rate for the three months ended June 30, 2009 was higher compared to that for the corresponding period in the previous fiscal year. This increase was mainly due to the net impact of increases in tax benefits in foreign subsidiaries, in valuation allowance, in tax (benefit) on undistributed earnings and in liabilities for unrecognized tax benefits for addition for tax positions of prior years.

For more information, see Note 8 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in net loss of affiliated companies

Our equity in net loss of affiliated companies increased ¥49 million, or 84.5%, from ¥58 million for the three months ended June 30, 2008 to ¥107 million for the three months ended June 30, 2009.

Income from continuing operations

As a result of the foregoing, our income from continuing operations decreased ¥11,069 million, or 64.6%, from ¥17,134 million for the three months ended June 30, 2008 to ¥6,065 million for the three months ended June 30, 2009.

Income from discontinued operations

We recorded ¥85 million of income from discontinued operations for the three months ended June 30, 2008 and no income from discontinued operations for the three months ended June 30, 2009.

Consolidated net income

As a result of the foregoing, our consolidated net income decreased ¥11,154 million, or 64.8%, from ¥17,219 million for the three months ended June 30, 2008 to ¥6,065 million for the three months ended June 30, 2009.

Net income attributable to non controlling interests

Our net income attributable to non-controlling interests decreased ¥1,864 million, or 88.3%, from ¥2,110 million for the three months ended June 30, 2008 to ¥246 million for the three months ended June 30, 2009. This decrease was primarily due to decreases in incomes of some of our group companies, including Nidec Sankyo Corporation, Nidec Copal Corporation and their respective subsidiaries, which were adversely affected by the world-wide economic slowdown.

Net income attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation decreased ¥9,290 million, or 61.5%, from ¥15,109 million for the three months ended June 30, 2008 to ¥5,819 million for the three months ended June 30, 2009.

As a percentage of net sales, our net income decreased from 8.6% for the three months ended June 30, 2008 to 4.7% for the three months ended June 30, 2009.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. As described below, one of the reportable segments is NCJ, while the others are NCJ’s thirteen consolidated subsidiaries: NET, NCC, NCD, NCS, NCH, NCF, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC and NMA. For the information required by SFAS No. 131, see Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

We have excluded Nidec-Shimpo Corporation (“NSCJ”) and Nidec Nissin Corporation (“NNSN”) from our reportable segments for the three months ended June 30, 2009 because they were considered immaterial. The segment information for the three months ended June 30, 2008 has been restated to conform to the current presentation.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drive (“HDD”) motors, DC motors, fans, and Mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell HDD motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells HDD motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily sells HDD motors, DC motors, fans, and pivot assemblies.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells HDD motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell HDD motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the amounts in the segment information do not reflect discontinued operations, and the previous fiscal year’s segment information has been reclassified accordingly.

We evaluate our financial performance based on segmental income and loss, which consists of sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV, and NSBC apply Japanese GAAP. NET applies Thai accounting principles. NCC and NCD apply Chinese accounting principles. NCH applies Hong Kong accounting principles. NCS applies Singaporean accounting principles, NCF applies Philippine accounting principles and NMA applies mainly International Financial Reporting Standards (“IFRS”). Thus, our segmental data have not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. Among the differences that exist between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect our segmental operating income or loss include accounting for pension and severance costs and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the operating income and loss level for us to manage our business.

The first of the following two tables shows net sales to external customers and net sales to other operating segments by reportable operating segment for the three months ended June 30, 2008 and 2009. The second table shows operating income or loss by reportable operating segment, which includes net sales to other operating segments, for the three months ended June 30, 2008 and 2009:

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
NCJ
Net sales to external customers	¥16,285	¥14,441	$150,411
Net sales to other operating segments	20,155	16,966	176,711

Sub total	36,440	31,407	327,122
NET
Net sales to external customers	22,116	19,290	200,917
Net sales to other operating segments	7,110	9,116	94,948

Sub total	29,226	28,406	295,865
NCC
Net sales to external customers	4,853	5,004	52,120
Net sales to other operating segments	684	937	9,759

Sub total	5,537	5,941	61,879
NCD
Net sales to external customers	2,050	1,465	15,259
Net sales to other operating segments	8,756	5,678	59,140

Sub total	10,806	7,143	74,399

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
NCS
Net sales to external customers	8,655	5,872	61,160
Net sales to other operating segments	40	64	667

Sub total	8,695	5,936	61,827
NCH
Net sales to external customers	9,764	10,525	109,624
Net sales to other operating segments	1,150	1,348	14,040

Sub total	10,914	11,873	123,664
NCF
Net sales to external customers	2,156	1,711	17,821
Net sales to other operating segments	6,700	5,752	59,910

Sub total	8,856	7,463	77,731
NSNK
Net sales to external customers	11,905	6,869	71,545
Net sales to other operating segments	2,934	2,384	24,831

Sub total	14,839	9,253	96,376
NCPL
Net sales to external customers	16,633	9,019	93,938
Net sales to other operating segments	1,399	695	7,239

Sub total	18,032	9,714	101,177
NTSC
Net sales to external customers	6,614	4,363	45,443
Net sales to other operating segments	57	28	292

Sub total	6,671	4,391	45,735
NCEL
Net sales to external customers	5,119	3,441	35,840
Net sales to other operating segments	1,557	962	10,020

Sub total	6,676	4,403	45,860
NSRV
Net sales to external customers	6,176	3,618	37,684
Net sales to other operating segments	1,067	816	8,499

Sub total	7,243	4,434	46,183
NSBC
Net sales to external customers	4,656	2,861	29,799
Net sales to other operating segments	960	655	6,822

Sub total	5,616	3,516	36,621
NMA
Net sales to external customers	9,266	4,556	47,453
Net sales to other operating segments	19	15	156

Sub total	9,285	4,571	47,609
All Others
Net sales to external customers	45,154	29,360	305,801
Net sales to other operating segments	56,243	40,900	425,997

Sub total	101,397	70,260	731,798
Total
Net sales to external customers	171,402	122,395	1,274,815
Net sales to other operating segments	108,831	86,316	899,031

Adjustments (*)	3,545	1,253	13,051
Intersegment elimination	(108,831)	(86,316)	(899,031)

Consolidated total (net sales)	¥174,947	¥123,648	$1,287,866

(*) See Note 11 to our unaudited interim consolidated financial statements included elsewhere in this report.

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Operating income or loss:
NCJ	¥2,686	¥1,383	$14,405
NET	3,319	4,246	44,225
NCC	73	173	1,802
NCD	999	722	7,520
NCS	71	59	614
NCH	150	136	1,416
NCF	732	988	10,291
NSNK	1,217	(130)	(1,354)
NCPL	896	(44)	(458)
NTSC	286	165	1,719
NCEL	696	224	2,333
NSRV	(144)	(30)	(312)
NSBC	185	(88)	(917)
NMA	240	(330)	(3,437)
All Others	5,948	2,607	27,152

Total	17,354	10,081	104,999

Adjustments (*)	1,038	96	1,000

Consolidated total	¥18,392	¥10,177	$105,999

(*) See Note 11 to our unaudited interim consolidated financial statements included elsewhere in this report.

Net sales of NCJ decreased ¥5,033 million, or 13.8%, from ¥36,440 million for the three months ended June 30, 2008 to ¥31,407 million for the three months ended June 30, 2009. This decrease was primarily due to a decrease in demand for small precision motors other than hard disk drives spindle motors and the appreciation of the Japanese yen against other currencies. Net sales to external customers of NCJ decreased ¥1,844 million, or 11.3%, from ¥16,285 million for the three months ended June 30, 2008 to ¥14,441 million for the three months ended June 30, 2009. Net sales to other operating segments of NCJ decreased ¥3,189 million, or 15.8%, from ¥20,155 million for the three months ended June 30, 2008 to ¥16,966 million for the three months ended June 30, 2009. Operating income of NCJ decreased ¥1,303 million, or 48.5%, from ¥2,686 million for the three months ended June 30, 2008 to ¥1,383 million for the three months ended June 30, 2009. This decrease was primarily due to a decrease in royalty and commission fees from subsidiaries, a decrease in product sales resulting from lower demand, and an increase in development cost related to mid-size motors for automobiles.

Net sales of NET decreased ¥820 million, or 2.8%, from ¥29,226million for the three months ended June 30, 2008 to ¥28,406 million for the three months ended June 30, 2009. This was primarily due to the appreciation of the Japanese yen against other currencies. However, NET’s operating income increased ¥927 million, or 27.9%, from ¥3,319 million for the three months ended June 30, 2008 to ¥4,246 million for the three months ended June 30, 2009. This was primarily due to reduction in production cost.

Net sales of NCC increased ¥404 million, or 7.3%, from ¥5,537 million for the three months ended June 30, 2008 to ¥5,941 million for the three months ended June 30, 2009. This was primarily due to an increase in sales of hard disk drives spindle motors to a main customer in China. NCC’s operating income increased ¥100 million, or 137.0%, from ¥73 million for the three months ended June 30, 2008 to ¥173 million for the three months ended June 30, 2009. This increase was primarily due to an increase in sales and improved production cost management.

Net sales of NCD decreased ¥3,663 million, or 33.9%, from ¥10,806 million for the three months ended June 30, 2008 to ¥7,143 million for the three months ended June 30, 2009. This decrease was primarily due to a significant decrease in demand for small precision motors resulting from the world-wide economic slowdown. NCD’s operating income decreased ¥277 million, or 27.7%, from ¥999 million for the three months ended June 30, 2008 to ¥722 million for the three months ended June 30, 2009. This decrease was primarily due to a decrease in sales resulting from lower demand.

Net sales of NCS decreased ¥2,759 million, or 31.7%, from ¥8,695 million for the three months ended June 30, 2008 to ¥5,936 million for the three months ended June 30, 2009, primarily resulting from a decrease in sales volume of hard disk drives spindle motors as a main customer continued to transfer its production from Singapore to China and Thailand. NCS’s operating income decreased ¥12 million, or 16.9%, from ¥71 million for the three months ended June 30, 2008 to ¥59 million for the three months ended June 30, 2009. This was primarily due to the decrease in sales volume of hard disk drives spindle motors and reduction in NCS’s production volume as a result of the transfer of NCS’s manufacturing to our other subsidiaries.

Net sales of NCH increased ¥959 million, or 8.8%, from ¥10,914 million for the three months ended June 30, 2008 to ¥11,873 million for the three months ended June 30, 2009, resulting from an increase in demand for hard disk drives spindle motors as a main customer continued to transfer its production to China. However, operating income of NCH decreased ¥14 million, or 9.3%, from ¥150 million for the three months ended June 30, 2008 to ¥136 million for the three months ended June 30, 2009. This decrease was mainly due to the appreciation of the Japanese yen against other currencies and a decrease in sales of products with higher margins.

Net sales of NCF decreased ¥1,393 million, or 15.7%, from ¥8,856 million for the three months ended June 30, 2008 to ¥7,463 million for the three months ended June 30, 2009, resulting from a decrease in sales volume of hard disk drives spindle motors as a main customers continued to transfer its production to China and Thailand. However, operating income of NCF increased ¥256 million, or 35.0%, from ¥732 million for the three months ended June 30, 2008 to ¥988 million for the three months ended June 30, 2009. This increase was primarily due to an increase in demand for products with higher margin and reduction in production cost.

Net sales of NSNK decreased ¥5,586 million, or 37.6%, from ¥14,839 million for the three months ended June 30, 2008 to ¥9,253 million for the three months ended June 30, 2009. This was due primarily to decreases in sales in all business categories, including, in particular, significant decreases in sales of LCD panel handling robots and sales of card readers, which were adversely affected by the world-wide economic slowdown. NSNK recorded an operating loss of ¥130 million for the three months ended June 30, 2009, compared to operating income of ¥1,217 million for the three months ended June 30, 2008. This was primarily due to the decrease in sales, which more than offset reductions in fixed costs.

Net sales of NCPL decreased ¥8,318 million, or 46.1%, from ¥18,032 million for the three months ended June 30, 2008 to ¥9,714 million for the three months ended June 30, 2009. This was primarily due to decreases in sales in all business categories, including, in particular, significant decreases in sales of shutters for digital cameras, sales of camera shutters for mobile phones, and sales of machined products for lens barrels, which were adversely affected by the world-wide economic slowdown. NCPL recorded an operating loss of ¥44 million for the three months ended June 30, 2009, compared to operating income of 896 million for the three months ended June 30, 2008. This was primarily due to the decrease in sales.

Net sales of NTSC decreased ¥2,280 million, or 34.2%, from ¥6,671 million for the three months ended June 30, 2008 to ¥4,391 million for the three months ended June 30, 2009. This was primarily due to a significant decrease in demand for automobile parts, semiconductor manufacturing equipment, and measuring equipment, which was adversely affected by the world-wide economic slowdown. NTSC’s operating income decreased ¥121 million, or 42.3%, from ¥286 million for the three months ended June 30, 2008 to ¥165 million for the three months ended June 30, 2009. This was primarily due to a decrease in sales resulting from lower demand.

Net sales of NCEL decreased ¥2,273 million, or 34.0%, from ¥6,676 million for the three months ended June 30, 2008 to ¥4,403 million for the three months ended June 30, 2009. This decrease was primarily due to a significant decrease in sales of electronic components, which were adversely affected by the world-wide economic slowdown. NCEL’s operating income decreased ¥472 million, or 67.8%, from ¥696 million for the three months ended June 30, 2008 to ¥224 million for the three months ended June 30, 2009 primarily due to the decrease in sales.

Net sales of NSRV decreased ¥2,809 million, or 38.8%, from ¥7,243 million for the three months ended June 30, 2008 to ¥4,434 million for the three months ended June 30, 2009. This was primarily due to a significant decrease in demand for small precision motors, which was adversely affected by the world-wide economic slowdown. However, NSRV’s operating loss decreased ¥114 million, or 79.2%, from ¥144 million for the three months ended June 30, 2008 to ¥30 million for the three months ended June 30, 2009. This was primarily due to NSRV’s efforts to reduce cost.

Net sales of NSBC decreased ¥2,100 million, or 37.4%, from ¥5,616 million for the three months ended June 30, 2008 to ¥3,516 million for the three months ended June 30, 2009. This was primarily due to a significant decrease in demand for mid-size motors, which was adversely affected by the world-wide economic slowdown. NSBC recorded an operating loss of ¥88 million for the three months ended June 30, 2009, compared to operating income of ¥185 million for the three months ended June 30, 2008. This was primarily due to a decrease in sales of products with higher margins and a decrease in royalty and commission fees from NSBC’s subsidiaries, which more than offset reduction in fixed costs.

Net sales of NMA decreased ¥4,714 million or 50.8%, from ¥9,285 million for the three months ended June 30, 2008 to 4,571 million for the three months ended June 30, 2009. This was primarily due to a significant decrease in demand for mid-size motors for automobiles, which was adversely affected by the world-wide economic slowdown. NMA recorded an operating loss of ¥330 million for the three months ended June 30, 2009, compared to operating income of ¥240 million for the three months ended June 30, 2008. This was primarily due to an increase in cost of raw materials and a significant decrease in sales resulting from lower demand, which more than offset reduction in fixed costs.

Within the All Others segment, net sales decreased ¥31,137 million, or 30.7%, from ¥101,397 million for the three months ended June 30, 2008 to ¥70,260 million for the three months ended June 30, 2009. This was primarily due to significant decreases in sales in many business lines within this segment, which were adversely affected by the world-wide economic slowdown. Operating income of this segment decreased ¥3,341 million, or 56.2%, from ¥5,948 million for the three months ended June 30, 2008 to ¥2,607 million for the three months ended June 30, 2009. This was primarily due to the decrease in sales.

Liquidity and Capital Resources

Our total assets decreased ¥40,985 million, or 5.8%, from ¥702,884 million as of March 31, 2009 to ¥661,899 million as of June 30, 2009. This was mainly due to a decrease in cash and cash equivalents of ¥40,961 million, as described below under “Cash Flows”.

Our total liabilities decreased ¥43,304 million, or 12.5%, from ¥345,197 million as of March 31, 2009 to ¥301,893 million as of June 30, 2009. The decrease was mainly due to a decrease in short-term borrowings of ¥50,981 million as a result of our repayments of such borrowings. Offsetting this decrease was an increase in trade notes and accounts payable of ¥5,692 million between March 31, 2009 and June 30, 2009 corresponding to an increase in sales due to the gradual recovery of our customers’ demand.

Our working capital, defined as current assets less current liabilities, increased ¥55 million, or 0.1%, from ¥84,273 million as of March 31, 2009 to ¥84,328 million as of June 30, 2009.

Our total shareholders’ equity increased ¥4,246 million, or 1.4%, from ¥297,148 million as of March 31, 2009 to ¥301,394 million as of June 30, 2009. The increase was primarily due to an increase in retained earnings of ¥1,640 million and an increase in unrealized gains from securities of ¥1,601 million owing to rising stock prices. As a result, the ratio of stockholders’ equity to total assets increased 3.2% from 42.3% as of March 31, 2009 to 45.5% as of June 30, 2009.

Cash Flows

As of April 1, 2009, NIDEC adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. Upon adoption, payments for additional investments in subsidiaries, which were previously classified as an item included in the cash flows from investing activities in the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

Net cash provided by operating activities increased ¥9,224 million from ¥17,506 million for the three months ended June 30, 2008 to ¥26,730 million for the three months ended June 30, 2009. Although our consolidated net income decreased ¥11,154 million, the increased cash inflows from operating activities were primarily due to a positive impact from changes in operating assets and liabilities of ¥13,507 million and a positive impact from an increase in foreign currency adjustments of ¥4,404 million. The changes in operating assets and liabilities of ¥13,507 million consisted of a decrease in operating assets of ¥7,851 million and an increase in notes and accounts payable of ¥5,656 million. The decrease in operating assets was primarily due to a decrease in notes and accounts receivable of ¥2,922 million for the three months ended June 30, 2009 resulting from decreases in sales across all of our product categories other than hard disk drives spindle motors, which were adversely affected by the world-wide economic slowdown, compared to an increase in notes and account receivable of ¥1,967 million for the same period in the previous fiscal year. The decrease in operating assets was also attributable to a slight decrease in inventories of ¥37 million for the three months ended June 30, 2009, compared to an increase in inventories of ¥2,925 million for the same period in the previous fiscal year. The increase in notes and accounts payable was primarily due to an increase in notes and accounts payable of ¥6,196 million for the three months ended June 30, 2009 resulting from the gradual recovery of our customers’ demand for our hard disk drives spindle motors, compared to a slight increase in notes and accounts payable of ¥540 million for the same period in the previous fiscal year. The increase in foreign currency adjustments was mainly due to the Japanese yen appreciating against other currencies.

Net cash used in investing activities decreased ¥4,515 million from ¥12,601 million for the three months ended June 30, 2008 to ¥8,086 million for the three months ended June 30, 2009. The decreased cash outflows in investing activities were primarily due to a decrease in additions to property, plant and equipment of ¥2,239 million and a decrease in acquisitions of consolidated subsidiaries, net of cash acquired of ¥954 million as we conducted no acquisition or integration during the three months ended June 30, 2009.

Net cash used in financing activities was ¥58,405 million for the three months ended June 30, 2009, while net cash provided by financing activities was ¥6,981 million for the three months ended June 30, 2008. The increased cash outflows in financing activities were mainly due to a decrease in short-term borrowings of ¥66,224 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥40,961 million from ¥200,966 million as of March 31, 2009 to ¥160,005 million as of June 30, 2009.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS
ASSETS
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	March 31,	June 30,	June 30,
	2009	2009	2009
Current assets:
Cash and cash equivalents	¥200,966	¥160,005	$1,666,545
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥717 million on March 31, 2009 and ¥705 million ($7,343 thousand) on June 30, 2009
Notes	11,663	8,773	91,376
Accounts	111,548	111,526	1,161,608
Inventories:
Finished goods	26,521	26,281	273,732
Raw materials	13,004	14,563	151,682
Work in progress	14,567	13,587	141,517
Project in progress	1,124	1,127	11,738
Supplies and other	2,259	1,978	20,602
Other current assets	20,364	20,163	210,009

Total current assets	402,016	358,003	3,728,809

Marketable securities and other securities investments	13,344	16,297	169,743
Investments in and advances to affiliated companies	1,549	1,682	17,519

	14,893	17,979	187,262

Property, plant and equipment:
Land	39,386	39,724	413,749
Buildings	112,934	118,559	1,234,861
Machinery and equipment	255,887	256,037	2,666,774
Construction in progress	11,835	8,476	88,282

	420,042	422,796	4,403,666
Less — Accumulated depreciation	(230,357)	(233,549)	(2,432,549)

	189,685	189,247	1,971,117

Goodwill	71,060	71,441	744,100
Other non-current assets, net of allowance for doubtful accounts of ¥1,594 million on March 31, 2009 and ¥1,532 million ($15,957 thousand) on June 30, 2009	25,230	25,229	262,775

Total assets	¥702,884	¥661,899	$6,894,063

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS’ EQUITY
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	March 31,	June 30,	June 30,
	2009	2009	2009
Current liabilities:
Short-term borrowings	¥221,342	¥170,361	$1,774,409
Current portion of long-term debt	1,883	1,583	16,488
Trade notes and accounts payable	70,398	76,090	792,522
Other current liabilities	24,120	25,641	267,065

Total current liabilities	317,743	273,675	2,850,484

Long-term liabilities:
Long-term debt	2,578	2,505	26,091
Accrued pension and severance costs	15,684	15,736	163,900
Other long-term liabilities	9,192	9,977	103,916

Total long-term liabilities	27,454	28,218	293,907

Commitments and contingencies (Note 9)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding:
145,075,080 shares on March 31, 2009 and 145,075,080 shares on June 30, 2009	66,551	66,551	693,167
Additional paid-in capital	69,162	69,162	720,362
Retained earnings	212,955	214,595	2,235,132
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(26,324)	(25,352)	(264,055)
Unrealized (losses) gains on securities, net of reclassification adjustments	(417)	1,184	12,332
Pension liability adjustments	(723)	(688)	(7,166)
Treasury stock, at cost:
5,782,871 shares on March 31, 2009 and 5,783,299 shares on June 30, 2009	(24,056)	(24,058)	(250,578)

Total Nidec Corporation shareholders’ equity	297,148	301,394	3,139,194
Noncontrolling interests	60,539	58,612	610,478

Total equity	357,687	360,006	3,749,672

Total liabilities and equity	¥702,884	¥661,899	$6,894,063

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Net sales	¥174,947	¥123,648	$1,287,866
Operating expenses:
Cost of products sold	136,005	96,395	1,004,010
Selling, general and administrative expenses	13,215	11,452	119,280
Research and development expenses	7,335	5,624	58,577

	156,555	113,471	1,181,867

Operating income	18,392	10,177	105,999

Other income (expense):
Interest and dividend income	632	203	2,114
Interest expense	(364)	(206)	(2,146)
Foreign exchange gain (loss), net	4,794	(1,051)	(10,947)
Loss on marketable securities, net	(24)	(15)	(156)
Other, net	(347)	(476)	(4,957)

	4,691	(1,545)	(16,092)

Income from continuing operations before income taxes	23,083	8,632	89,907

Income taxes	(5,891)	(2,460)	(25,622)
Equity in net loss of affiliated companies	(58)	(107)	(1,114)

Income from continuing operations	17,134	6,065	63,171
Income from discontinued operations	85	—	—

Consolidated net income	17,219	6,065	63,171
Less: Net income attributable to noncontrolling interests	(2,110)	(246)	(2,563)

Net income attributable to Nidec Corporation	¥15,109	¥5,819	$60,608

	Yen		U.S. dollars

Per share data:
Earning per share — basic
Income from continuing operations attributable to Nidec Corporation	¥103.86	¥41.78	$0.44
Income from discontinued operations attributable to Nidec Corporation	0.38	—	—

Net income attributable to Nidec Corporation	104.24	41.78	0.44

Earning per share — diluted
Income from continuing operations attributable to Nidec Corporation	100.91	41.78	0.44
Income from discontinued operations attributable to Nidec Corporation	0.36	—	—

Net income attributable to Nidec Corporation	101.27	41.78	0.44

Cash dividends	¥30.00	¥30.00	$0.31

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥15,054	¥5,819	$60,608
Income from discontinued operations attributable to Nidec Corporation	55	—	—

Net income attributable to Nidec Corporation	¥15,109	¥5,819	$60,608

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Cash flows from operating activities:
Consolidated net income	¥17,219	¥6,065	$63,171
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,625	7,537	78,502
Loss on marketable securities, net	24	15	156
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(143)	344	3,583
Equity in net losses of affiliated companies	58	107	1,114
Foreign currency adjustments	(2,804)	1,600	16,665
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(1,967)	2,922	30,434
(Increase) decrease in inventories	(2,925)	37	385
Increase in notes and accounts payable	540	6,196	64,535
Other	(1,121)	1,907	19,864

Net cash provided by operating activities	17,506	26,730	278,409

Cash flows from investing activities:
Additions to property, plant and equipment	(10,617)	(8,378)	(87,262)
Proceeds from sales of property, plant and equipment	247	80	833
Acquisitions of consolidated subsidiaries, net of cash acquired	(954)	—	—
Other	(1,277)	212	2,208

Net cash used in investing activities	(12,601)	(8,086)	(84,221)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	15,159	(51,065)	(531,871)
Repayments of long-term debt	(428)	(549)	(5,718)
Purchases of treasury stock	(4)	(2)	(21)
Payments for additional investments in subsidiaries	(2,342)	(1,984)	(20,665)
Dividends paid to shareholders of Nidec Corporation	(4,348)	(4,179)	(43,527)
Dividends paid to noncontrolling interests	(1,056)	(626)	(6,520)

Net cash provided by (used in) financing activities	6,981	(58,405)	(608,322)

Effect of exchange rate changes on cash and cash equivalents	4,070	(1,200)	(12,499)

Net increase (decrease) in cash and cash equivalents	15,956	(40,961)	(426,633)
Cash and cash equivalents at beginning of period	100,809	200,966	2,093,178

Cash and cash equivalents at end of period	¥116,765	¥160,005	$1,666,545

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2009 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2009, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2009, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥96.01 = US$1, the approximate current exchange rate at June 30, 2009.

Certain reclassifications in the consolidated balance sheets as of March 31, 2009, consolidated statements of income for the three months ended June 30, 2008 and consolidated statements of cash flows for the three months ended June 30, 2008 have been made to conform to the presentation used for the three months ended June 30, 2009.

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the NSNK and All Others reporting segments. The operating results of the OPU business and exit costs with related taxes were recorded as “income from discontinued operations” in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. All prior period information has been reclassified to be consistent with the current period presentation.

As of April 1, 2009, NIDEC adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

2. New accounting pronouncements:
Accounting Changes

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, (“FSP FAS 157-2”), “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. NIDEC adopted FSP FAS 157-2 as of April 1, 2009. The adoption of FSP FAS 157-2 did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (“SFAS 141R”), “Business Combinations”. SFAS 141R requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. NIDEC adopted SFAS 141R as of April 1, 2009. The adoption of SFAS 141R did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity since NIDEC did not acquire any businesses during this first fiscal quarter. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS 160 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. SFAS 160 also requires all transactions for changes in a parent’s ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. NIDEC adopted SFAS 160 as of April 1, 2009. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165 (“SFAS 165”), “Subsequent Events”. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through which subsequent events have been evaluated. NIDEC adopted SFAS 165 as of June 15, 2009. The evaluation date is described in note No. 12 “Subsequent event”.

Recent Accounting Pronouncements to be adopted in future periods

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166 (SFAS 166), “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”. SFAS 166 requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets. SFAS 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting SFAS 166 on its consolidated financial position, results of operations and liquidity.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 167 (SFAS 167), “Amendments to FASB Interpretation No. 46(R)”. SFAS 167 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. SFAS 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. NIDEC is currently evaluating the potential impact from adopting SFAS 167 on its consolidated financial position, results of operations and liquidity.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168 (SFAS 168), “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162”. SFAS 168 replaces Statement of Financial Accounting Standards No. 162 “the Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 will be no impact on NIDEC’s consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

3. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the three months ended June 30, 2009 are as follows:

		U.S dollars
	Yen in millions	in thousands
Balance as of April 1, 2009
Goodwill	¥71,060	$740,131
Translation adjustments	381	3,969
Balance as of June 30, 2009
Goodwill	¥71,441	$744,100

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	¥9,285	¥3,502	¥656	¥12,131
Held-to-maturity
Japanese government debt securities	201	—	—	201

	¥9,486	¥3,502	¥656	¥12,332

Securities not practicable to fair value
Equity securities	¥1,012

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

	Yen in millions
	June 30, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	¥9,271	¥6,176	¥250	¥15,197
Held-to-maturity
Japanese government debt securities	200	—	—	200

	¥9,471	¥6,176	¥250	¥15,397

Securities not practicable to fair value
Equity securities	¥900

	U.S. dollars in thousands
	June 30, 2009
		Gross	Gross
		unrealized	unrealized	Fair
	Cost	gains	losses	value
Available-for-sale
Equity securities	$96,563	$64,327	$2,604	$158,286
Held-to-maturity
Japanese government debt securities	2,083	—	—	2,083

	$98,646	$64,327	$2,604	$160,369

Securities not practicable to fair value
Equity securities	$9,374

The net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥1,601 million ($16,675 thousand) during the three months ended June 30, 2009, and decreased by ¥1,433 million during the year ended March 31, 2009.

Proceeds from sales of available-for-sale securities was ¥0 million ($0 thousand) for the three months ended June 30, 2009. On those sales, gross realized losses was ¥0 million ($0 thousand) for the three months ended June 30, 2009.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

Yen in millions
March 31, 2009
	Less than 12 months		12 months or more
		Unrealized		Unrealized
	Fair value	loss	Fair value	loss
Equity securities	¥1,950	¥468	¥552	¥188

Yen in millions
June 30, 2009
	Less than 12 months		12 months or more
		Unrealized		Unrealized
	Fair value	loss	Fair value	loss
Equity securities	¥1,399	¥100	¥422	¥150

U.S. dollars in thousands
June 30, 2009
	Less than 12 months		12 months or more
		Unrealized		Unrealized
	Fair value	loss	Fair value	loss
Equity securities	$14,571	$1,042	$4,395	$1,562

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

NIDEC presumes a decline in value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of June 30, 2009, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of June 30, 2009 and March 31, 2009, held-to-maturity securities of ¥200 million ($2,083 thousand) and ¥201 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the three months ended June 30, 2008 and 2009 was as follows:

	Yen in millions
	Nidec
	Corporation	Noncontrolling
	total	interests	Total equity
For the three months ended June 30, 2008:
Balance at March 31, 2008	¥319,584	¥68,186	¥387,770
Adjustment to apply the measurement date provision of SFAS No. 158, net of tax	(111)	(22)	(133)
Comprehensive income:
Net income	15,109	2,110	17,219
Other comprehensive income (loss):
Foreign currency translation adjustments	4,469	602	5,071
Unrealized gains from securities, net of reclassification adjustment	581	360	941
Pension liability adjustments	40	2	42

Total comprehensive income	20,199	3,074	23,273

Purchase of treasury stock	(4)	—	(4)
Dividends paid to shareholders of Nidec Corporation	(4,348)	—	(4,348)
Dividends paid to noncontrolling interests	—	(1,056)	(1,056)
Capital transaction with consolidated subsidiaries and other	—	(1,526)	(1,526)

Balance at June 30, 2008	¥335,320	¥68,656	¥403,976

For the three months ended June 30, 2009:
Balance at March 31, 2009	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income	5,819	246	6,065
Other comprehensive income (loss):
Foreign currency translation adjustments	972	(20)	952
Unrealized gains from securities, net of reclassification adjustment	1,601	225	1,826
Pension liability adjustments	35	5	40

Total comprehensive income	8,427	456	8,883

Purchase of treasury stock	(2)	—	(2)
Dividends paid to shareholders of Nidec Corporation	(4,179)	—	(4,179)
Dividends paid to noncontrolling interests	—	(626)	(626)
Capital transaction with consolidated subsidiaries and other	—	(1,757)	(1,757)

Balance at June 30, 2009	¥301,394	¥58,612	¥360,006

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

	U.S. dollars in thousands
	Nidec
	Corporation	Noncontrolling
	total	interests	Total equity
For the three months ended June 30, 2009:
Balance at March 31, 2009	$3,094,970	$630,548	$3,725,518
Comprehensive income:
Net income	60,608	2,563	63,171
Other comprehensive income (loss):
Foreign currency translation adjustments	10,124	(208)	9,916
Unrealized gains from securities, net of reclassification adjustment	16,675	2,344	19,019
Pension liability adjustments	365	52	417

Total comprehensive income	87,772	4,751	92,523

Purchase of treasury stock	(21)	—	(21)
Dividends paid to shareholders of Nidec Corporation	(43,527)	—	(43,527)
Dividends paid to noncontrolling interests	—	(6,520)	(6,520)
Capital transaction with consolidated subsidiaries and other	—	(18,301)	(18,301)

Balance at June 30, 2009	$3,139,194	$610,478	$3,749,672

6. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2008 and 2009 were as follows:

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Net periodic pension cost for defined benefit plan:
Service cost	¥377	¥360	$3,750
Interest cost	157	138	1,437
Expected return on plan assets	(47)	(31)	(323)
Amortization of net actuarial (gain) loss	(4)	31	323
Amortization of prior service credit	(16)	(16)	(167)

Net periodic pension cost for defined benefit plan	467	482	5,020
Cost for multiemployer pension plan	61	49	510
Cost for defined contribution plans	¥89	¥91	$948

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

7. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three months ended June 30, 2008 and 2009:

		Thousands
	Yen in millions	of shares	Yen	U.S. dollars
	Net income		Net income
	attributable	Weighted-	attributable to
	to Nidec	average	Nidec Corporation
	Corporation	shares	per share
For the three months ended June 30, 2008:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥15,054	144,940	¥103.86
Income from discontinued operations attributable to Nidec Corporation	55	144,940	0.38

Net income attributable to Nidec Corporation available to common shareholders	15,109	144,940	104.24

Effect of dilutive securities:
Zero coupon 0.0% convertible bonds.	(23)	4,022

Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	15,031	148,962	100.91
Income from discontinued operations attributable to Nidec Corporation	55	148,962	0.36

Net income for computation attributable to Nidec Corporation	¥15,086	148,962	¥101.27

For the three months ended June 30, 2009:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation available to common shareholders	¥5,819	139,292	¥41.78	$0.44

Diluted net income attributable to Nidec Corporation per share:
Net income for computation attributable to Nidec Corporation	¥5,819	139,292	¥41.78	$0.44

NIDEC has no dilutive securities outstanding for the three months ended June 30, 2009, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

8. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the three months ended June 30, 2008 and 2009. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Three months
	ended June 30
	2008	2009
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(16.0)	(19.9)
Tax (benefit)on undistributed earnings	(0.2)	2.0
Valuation allowance	0.2	2.4
Liabilities for unrecognized tax benefits	1.7	3.8
Other	(1.0)	(0.8)

Estimated effective income tax rate	25.7%	28.5%

The estimated effective income tax rate for the three months ended June 30, 2009 was higher compared to corresponding prior period. This was mainly due to the net impact of increases in tax benefits in foreign subsidiaries, in valuation allowance, in tax (benefit) on undistributed earnings and in liabilities for unrecognized tax benefits for addition for tax positions of prior years. The increase in tax benefit in foreign subsidiaries was mainly due to the increase in the percentage of tax benefit among the estimated income before income taxes, as a result of the decrease in the estimated income arising from foreign exchange loss of the Company and domestic subsidiaries. And the main reason for valuation allowance increase and tax (benefit) on undistributed earnings were the increase in the foreign tax credit that will not be realized.

9. Contingencies:

NIDEC has guaranteed approximately ¥183 million ($1,906 thousand) of bank loans for employees in connection with their housing costs at June 30, 2009. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥183 million ($1,906 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

10. Fair Value:

Under Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by SFAS 157, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as

	March 31, 2009	Level 1	Level 2	Level 3

Assets:
Marketable securities.	¥12,332	¥12,332	—	—

Liabilities:
Derivative liabilities	¥3	—	¥3	—

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as

	June 30, 2009	Level 1	Level 2	Level 3

Assets:
Marketable securities	¥15,397	¥15,397	—	—
Derivative assets	3	—	¥3	—

Total:	¥15,400	¥15,397	¥3	—

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as

	June 30, 2009	Level 1	Level 2	Level 3

Assets:
Marketable securities	$160,369	$160,369	—	—
Derivative assets	31	—	$31	—

Total:	$160,400	$160,369	$31	—

Level 1 marketable securities are comprised primarily of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments are summarized as follows:

	Yen in millions
	March 31, 2009
	Carrying	Estimated
	amount	fair value
Asset (Liability):
Cash and cash equivalents	¥200,966	¥200,966
Short-term investments	2,932	2,932
Short-term loan receivable	84	84
Long-term loan receivable	292	301
Short-term borrowings	(221,342)	(221,342)
Long-term debt including the current portion and excluding capital lease obligation	¥(663)	¥(652)

			U.S. dollars
	Yen in millions		in thousands
	June 30, 2009		June 30, 2009
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Asset (Liability):
Cash and cash equivalents.	¥160,005	¥160,005	$1,666,545	$1,666,545
Short-term investments	3,753	3,753	39,090	39,090
Short-term loan receivable	17	17	177	177
Long-term loan receivable.	473	482	4,927	5,020
Short-term borrowings	(170,361)	(170,361)	(1,774,409)	(1,774,409)
Long-term debt including the current portion and excluding capital lease obligation	¥(644)	¥(619)	$(6,708)	$(6,447)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, time deposits short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

11. Segment data:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified.

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2008 and 2009:

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥49,827	¥45,152	$470,284
Other small precision brushless DC motors	21,109	15,914	165,754
Brushless DC fans	10,550	7,337	76,419
Other small precision motors	6,189	3,869	40,298

Sub-total	87,675	72,272	752,755
Mid-size motors	25,620	15,704	163,566
Machinery	18,735	7,761	80,835
Electronic and optical components	35,400	22,306	232,330
Others	7,517	5,605	58,380

Consolidated total	¥174,947	¥123,648	$1,287,866

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental income or loss, which consists of sales and operating revenues less operating expenses. Segmental income or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Servo Corporation or NSRV, and Nidec Shibaura Corporation, or NSBC apply Japanese GAAP; Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles; Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles; Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles; Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles; Nidec Philippines Corporation, or NCF, applies Philippine accounting principles; Nidec Motors & Actuators group, or NMA mainly applies International Financial Reporting Standards (IFRS).

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segmental income or loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Nidec-Shimpo Corporation, or NSCJ, and Nidec Nissin Corporation, or NNSN, were not identified as reportable segments in the current period due to their immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

The following tables show revenue from external customers and other financial information by operating segment for the three months ended June 30, 2008 and 2009, respectively:

Business segment

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Net sales to external customers:
NCJ	¥16,285	¥14,441	$150,411
NET	22,116	19,290	200,917
NCC	4,853	5,004	52,120
NCD	2,050	1,465	15,259
NCS	8,655	5,872	61,160
NCH	9,764	10,525	109,624
NCF	2,156	1,711	17,821
NSNK	11,905	6,869	71,545
NCPL	16,633	9,019	93,938
NTSC	6,614	4,363	45,443
NCEL	5,119	3,441	35,840
NSRV	6,176	3,618	37,684
NSBC	4,656	2,861	29,799
NMA	9,266	4,556	47,453
All Others	45,154	29,360	305,801

Total	171,402	122,395	1,274,815
Adjustments*1	3,545	1,253	13,051

Consolidated total	¥174,947	¥123,648	$1,287,866

*	1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Net sales to other operating segments:
NCJ	¥20,155	¥16,966	$176,711
NET	7,110	9,116	94,948
NCC	684	937	9,759
NCD	8,756	5,678	59,140
NCS	40	64	667
NCH	1,150	1,348	14,040
NCF	6,700	5,752	59,910
NSNK	2,934	2,384	24,831
NCPL	1,399	695	7,239
NTSC	57	28	292
NCEL	1,557	962	10,020
NSRV	1,067	816	8,499
NSBC	960	655	6,822
NMA	19	15	156
All Others	56,243	40,900	425,997

Total	108,831	86,316	899,031
Intersegment elimination	¥(108,831)	¥(86,316)	$(899,031)

Consolidated total	—	—	—

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

			U.S. dollars
	Yen in millions		in thousands
	For the three months ended June 30
	2008	2009	2009
Operating income or loss:
NCJ	¥2,686	¥1,383	$14,405
NET	3,319	4,246	44,225
NCC	73	173	1,802
NCD	999	722	7,520
NCS	71	59	614
NCH	150	136	1,416
NCF	732	988	10,291
NSNK	1,217	(130)	(1,354)
NCPL	896	(44)	(458)
NTSC	286	165	1,719
NCEL	696	224	2,333
NSRV	(144)	(30)	(312)
NSBC	185	(88)	(917)
NMA	240	(330)	(3,437)
All Others	5,948	2,607	27,152

Total	17,354	10,081	104,999
U.S. GAAP adjustments to accrue pension and severance costs	(5)	90	937
Consolidation adjustments mainly related to elimination of intercompany profits	64	(284)	(2,958)
Reclassification *1	467	(17)	(177)
Others *2	512	307	3,198

Consolidated total	¥18,392	¥10,177	$105,999

*	1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales of fixed assets.

*	2 Others mainly includes Operating income or loss of subsidiaries not included in management reports due to their immateriality for the period ended June 30, 2008 and reversal of allowance which were booked at March 31, 2009 due to the realization for the period ended June 30, 2009.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

12. Subsequent event:

NIDEC has performed an evaluation of subsequent events through August 12, 2009, the date that the financial statements were issued in Japan.

Agreement to unwind FDB production joint ventures-

On July 24, 2009, NIDEC and NTN Corporation (“NTN”) have signed a basic agreement to unwind their joint ventures for manufacturing sintered-alloy fluid dynamic bearing units (“FDB units”) used in electric motors for hard disk drives.

Nidec and NTN had formed two joint ventures to assemble FDB units in China and Thailand, respectively. Currently, both joint venture companies are 60% owned by NTN and 40% by NIDEC. The basic agreement allows NIDEC to purchase all of NTN’s interest in both joint venture companies and thereby make them wholly-owned subsidiaries of NIDEC. The details of the unwinding are as follows:

1. Reason for the unwinding
NIDEC and NTN reviewed the ongoing joint venture operations from a profit enhancement perspective and concluded that FDB-unit assembly lines should be designed and operated in a closer alignment with NIDEC’s motor assembly operations going forward. On this basis, NIDEC is acquiring full control of the joint venture companies to take over the entire FDB-unit assembly lines of the joint ventures.

2. Date of the unwinding	August 4, 2009

3. Information of the joint venture companies
China
Company name	NTN-Nidec (Zhejiang) Corporation
Line of business	Manufacture and sale of FDB units for hard disk drive motors
Paid-in capital	US$21,000 thousand
Thailand
Company name	NTN-Nidec (Thailand) Co., Ltd.
Line of business	Manufacture and sale of FDB units for hard disk drive motors
Paid-in capital	THB600,000 thousand

4. Other information
NIDEC and NTN will enter into a licensing agreement under which NTN offers NIDEC its expertise in the assembly of FDB units. In the meantime, NTN will continue to supply key parts for FDB units to NIDEC.